UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Falconstor Software, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class Securities)

306137100

(CUSIP Number)

Shuwen Huai, Executor

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

[* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.]

[The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No.      306137100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Shuwen Huai
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 4,898,533
Shares Bene-
ficially by	8.	Shared Voting Power
Owned by Each
Reporting	9.	Sole Dispositive Power 4,898,533
Person With
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,898,533
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.8
14.	Type of Reporting Person (See Instructions)
OO

Item 1.	Security and Issuer

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission on August 5, 2014 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the “Common Stock”), of FalconStor Software, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. Only those items that are reported herein are amended, and only to the extent amended herein; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 4.	Purpose of Transaction

Since the filing of the Original Schedule 13D, the Reporting Person has sold 600,000 shares of Common Stock in the ordinary course of her investment activities and not with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  All of the information set forth in the responses Item 4 of the Original Schedule 13D otherwise remains in full force and effect and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)     The Estate owns beneficially 4,898,533 shares of Common Stock, constituting approximately 10.8% of shares outstanding based on 45,222,846 shares of Common Stock outstanding.

(b)     The Estate has sole power to vote and to dispose of the 4,898,533 shares of Common Stock owned by it.

(c)      Schedule A annexed hereto lists all transactions in the Securities by the Estate of ReiJane Huai since August 20, 2013.  All of such transactions were effected in the open market, except as otherwise noted on Schedule A.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2014
Date

/s/ Shuwen Huai
Signature

Shuwen Huai, Executor
Name/Title

SCHEDULE A

Transactions in the Shares by the Reporting Persons since August 20, 2013:

Shares Sold 600,000	Price Per Share ($) $1.09	Date of Sale 10/29/2014